UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

Tarena International, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G8675B 105
(CUSIP Number)

David J. Sorkin, Esq.
Kohlberg Kravis Roberts & Co. L.P
9 West 57th Street, Suite 4200
New York, New York 10019
Telephone: (212) 750-8300

with a copy to:

John E. Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Hong Kong Club Building, 12th Floor
3A Chater Road, Central
Hong Kong
Telephone: +852-2846-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 2 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Talent Fortune Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Class A Ordinary Shares1
14	TYPE OF REPORTING PERSON CO

1 Based on 57,544,567 Class A Ordinary Shares, which represents the sum of (i) 50,281,932 Class A Ordinary Shares outstanding as of June 30, 2017, including ADSs, (ii) 7,206,059 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by Mr. Han as of March 31, 2017, and (iii) 56,576 Class A Ordinary Shares that Connion Capital Limited may purchase upon exercise of options within 60 days of August 30, 2017.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 3 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Talent Fortune Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Class A Ordinary Shares[1]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 4 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR China Growth Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Class A Ordinary Shares[1]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 5 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Associates China Growth L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Class A Ordinary Shares[1]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 6 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR China Growth Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Class A Ordinary Shares[1]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 7 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Fund Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Class A Ordinary Shares[1]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 8 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Fund Holdings GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Class A Ordinary Shares[1]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 9 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Group Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Class A Ordinary Shares[1]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 10 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Class A Ordinary Shares[1]
14	TYPE OF REPORTING PERSON CO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 11 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR & Co. L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Class A Ordinary Shares[1]
14	TYPE OF REPORTING PERSON PN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 12 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KKR Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Class A Ordinary Shares[1]
14	TYPE OF REPORTING PERSON OO

CUSIP No. G8675B 105	SCHEDULE 13D	Page 13 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Henry R. Kravis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Class A Ordinary Shares[1]
14	TYPE OF REPORTING PERSON IN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 14 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George R. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,826,263 Shares
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 6,826,263 Shares
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,826,263 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of Class A Ordinary Shares[1]
14	TYPE OF REPORTING PERSON IN

CUSIP No. G8675B 105	SCHEDULE 13D	Page 15 of 22

Item 1.	Security and Issuer
Item 1 of the Original Schedule 13D (as defined below) is hereby amended by replacing it in its entirety with the following:
The following constitutes Amendment No. 3 (the “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission by the undersigned on June 22, 2015, as amended by Amendment No.1, which was filed with the Securities and Exchange Commission on July 14, 2015 and Amendment No.2, which was filed with the Securities and Exchange Commission on September 8, 2017 (the “Original Schedule 13D”).  This Amendment relates to the shares of Class A Ordinary Shares, par value $0.001 per share (the “Class A Ordinary Shares”) of Tarena International, Inc., a limited liability company organized and existing under the laws of Cayman Islands (the “Issuer”).  The Issuer’s principal executive offices are located at Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing 100098, People’s Republic of China.  Except as specifically amended by this Amendment, the Original Schedule 13D remains in full force and effect.  Capitalized terms used but not defined in this Amendment have meanings provided in the Original Schedule 13D.

Item 2.	Identity and Background
(a) and (f), (b) and (c) of Item 2 of the Original Schedule 13D are hereby amended by replacing them in their entirety with the following:
(a) and (f)
This Amendment is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by:
(i)	Talent Fortune Investment Limited, a Cayman Islands exempted limited liability company (“Talent”);
(ii)	Talent Fortune Holdings Limited, a Cayman Islands exempted limited liability company (“Talent Holdings”);
(iii)	KKR China Growth Fund L.P., a Cayman Islands exempted limited partnership (“KKR CGF”);
(iv)	KKR Associates China Growth L.P., a Cayman Islands exempted limited partnership (“KKR Associates”);
(v)	KKR China Growth Limited, a Cayman Islands exempted limited company (“KKR China Growth”);
(vi)	KKR Fund Holdings L.P, a Cayman Islands exempted limited partnership (“KKR Fund Holdings”);
(vii)	KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”),

CUSIP No. G8675B 105	SCHEDULE 13D	Page 16 of 22

(viii)	KKR Group Holdings L.P., a Cayman Islands exempted limited partnership (“KKR Group Holdings”);
(ix)	KKR Group Limited, a Cayman Islands limited company (“KKR Group”);
(x)	KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);
(xi)	KKR Management LLC, a Delaware limited liability company (“KKR Management”);
(xii)	Henry R. Kravis, a United States citizen; and
(xiii)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiii) are collectively referred to herein as the “Reporting Persons”).
As described in the Original Schedule 13D, Talent Wise Investment Limited (“Talent Wise”) purchased a convertible bond from Moocon Education Limited, a limited liability company incorporated in the British Virgin Islands wholly owned by Mr. Shaoyun Han (“Moocon”), pursuant to a CBPA (defined in Item 6 below) among and between Talent, Talent Wise, Moocon, and Mr. Han.  On October 10, 2017, Moocon redeemed the Bond in full.  Due to such redemption, Talent Wise is no longer included as one of the Reporting Persons.
Talent Holdings is the sole shareholder of Talent. KKR CGF is the controlling member of Talent Holdings.  KKR Associates is the sole general partner of KKR CGF.  KKR China Growth is the sole general partner of KKR Associates.  KKR Fund Holdings is the sole shareholder of KKR China Growth.  KKR Fund Holdings GP is a general partner of KKR Fund Holdings.  KKR Group Holdings is the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings.  KKR Group is the general partner of KKR Group Holdings.  KKR & Co. is the sole shareholder of KKR Group.  KKR Management is the general partner of KKR & Co.  The designated members of KKR Management are Messrs. Kravis and Roberts.
Mr. William J. Janetschek is the sole director of Talent and Talent Holdings.  Messrs. Janetschek, Kravis, Roberts, and David J. Sorkin are directors of KKR China Growth.  Each of Messrs. Todd A. Fisher, Janetschek and Sorkin is a director of KKR Fund Holdings GP and KKR Group.  Each of Messrs. Fisher, Janetschek and Sorkin is a United States Citizen.
The Reporting Persons have entered into a joint filing agreement dated as of June 22, 2015, a copy of which is attached hereto as Exhibit A.
(b)	The address of the principal business office of Talent and Talent Holdings is: c/o KKR Asia Limited Level 56, Cheung Kong Center 2 Queen’s Road Central Hong Kong
The address of the principal business office of KKR CGF, KKR Associates and KKR China Growth is:
c/o Maple Corporate Services Limited
PO Box 309, Ugland House, Grand Cayman
KY1-1104, Cayman Islands

CUSIP No. G8675B 105	SCHEDULE 13D	Page 17 of 22

The address of the principal business office of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co., KKR Management, and Messrs. Kravis, Fisher, Janetschek and Sorkin is:
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019
The address of the principal business office of Mr. Roberts is:
c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025
(c)	Talent was formed solely for the purpose of investing in the Issuer. Each of Talent Holdings and KKR CGF is principally engaged in the business of investing in other companies. Each of KKR Associates and KKR China Growth is principally engaged in the business of managing KKR CGF. Each of KKR Fund Holdings, KKR Fund Holdings GP, KKR Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for subsidiaries engaged in the investment management business.
The present principal occupation or employment of each of Messrs. Kravis, Roberts, Fisher, Janetschek and Sorkin is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates.
Item 5.	Interest in Securities of the Issuer
(a) and (b) of Item 5 of the Original Schedule 13D are hereby amended by replacing them in their entirety with the following:
(a) and (b)
Talent directly beneficially owns 6,826,263 shares of Class A Ordinary Shares.  The shares that Talent directly beneficially owns represent 11.9% of the Class A Ordinary Shares outstanding.  Talent has sole voting and dispositive power over the Class A Ordinary Shares it directly owns.
Each of Talent Holdings (as sole shareholder of Talent), KKR CGF (as controlling member of Talent Holdings), KKR Associates (as sole general partner of KKR CGF), KKR China Growth (as the sole general partner of KKR Associates), KKR Fund Holdings (as the sole shareholder of KKR China Growth), KKR Fund Holdings GP (as the general partner of KKR Fund Holdings), KKR Group Holdings (as the sole shareholder of KKR Fund Holdings GP and a general partner of KKR Fund Holdings), KKR Group (as the general partner of KKR Group Holdings), KKR & CO. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.), and Messrs. Kravis and Roberts (as the designated members of KKR Management) may be deemed to beneficially own the securities that are beneficially owned by Talent.  They may each be deemed to have sole voting and dispositive power over the shares beneficially owned by Talent.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than Talent for its directly held shares) that it is the beneficial owner of any Class A Ordinary Shares for any purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. G8675B 105	SCHEDULE 13D	Page 18 of 22

To the knowledge of the Reporting Persons, none of Messrs. Fisher, Janetschek or Sorkin beneficially owns any shares of Class A Ordinary Shares.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Schedule 13D is hereby amended by replacing it in its entirety with the following:
Share Purchase Agreements

On June 13, 2015, Talent entered into a Share Purchase Agreement (the “GS SPA”) with Connion, Goldman Sachs Investment Partners Master Fund, L.P., a Cayman Islands exempted limited partnership, and Goldman Sachs Investment Partners Private Opportunities Holdings, L.P., a Cayman Islands exempted limited partnership (together with Goldman Sachs Investment Partners Master Fund, L.P., the “GS Sellers”). We understand that Connion intends to assign the GS SPA, as permitted under its terms, to a Founder Entity prior to the closing date. Under the GS SPA and assuming said assignment occurs, Talent will acquire 4,220,793 shares of Class A Ordinary Shares from the GS Sellers on July 10, 2015 for an aggregate purchase price of $43,263,128.25, and the Founder Entity will acquire 1,236,633 shares of Class A Ordinary Shares for an aggregate purchase price of $12,675,488.25. If (i) the Founder Entity fails to purchase its shares in accordance with the GS SPA or (ii) the sale and purchase of the Founder Target Shares (as defined in the GS SPA) does not take place on 24 July 2015 solely because the condition set forth in Section 6.3 (Condition to Obligations of the Founder Purchaser; Funding) of the GS SPA is not satisfied or otherwise waived, the GS Sellers have the right to elect, in their sole discretion, to require Talent to purchase those same shares for the same amount.

Similarly and on the same day, Talent entered into a Share Purchase Agreement (the “IDG SPA”) with Connion and IDG Technology Venture Investments, L.P., a Delaware limited partnership (“IDG”). We understand that Connion intends to assign the IDG SPA, as permitted under its terms, to a Founder Entity prior to the closing date. Under the IDG SPA and assuming said assignment occurs, Talent will acquire 2,605,470 shares of Class A Ordinary Shares from IDG on July 10, 2015 for an aggregate purchase price of $26,706,067.50, and the Founder Entity will acquire763,367 shares of Class A Ordinary Shares for an aggregate purchase price of $7,824,511.75. If (i) the Founder Entity fails to purchase its shares in accordance with the IDG SPA or (ii) the sale and purchase of the Founder Target Shares (as defined in the IDG SPA) does not take place on 24 July 2015 solely because the condition set forth in Section 6.3 (Condition to Obligations of the Founder Purchaser; Funding) of the IDG SPA is not satisfied or otherwise waived, IDG has the right to elect, in its sole discretion, to require Talent to purchase those same shares for the same amount.
On July 10, 2015, Connion assigned its rights, interest and obligations under the GS SPA and IDG SPA to Moocon.
Convertible Bond Purchase Agreement
On July 14, 2015, Talent and Talent Wise (together, “KKR CBPA Parties”) entered into a Convertible Bond Purchase Agreement (the “CBPA”) with Moocon and Mr. Han (together, the “Founder CBPA Parties”).  On July 15, 2015, Talent Wise purchased a convertible bond with an aggregate principal amount of $20,500,000 (the “Bond”) from Moocon in accordance with the terms of the CBPA.  Moocon used all of the proceeds from the issuance of the Bond to pay the purchase prices for the Issuer’s Class A Ordinary Shares under the GS SPA and the IDG SPA.

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On August 18, 2017, Moocon partially redeemed the Bond by repaying a principal in the amount of $8,326,285, together with all interest accrued and unpaid thereon from the date of issuance of the Bond to August 18, 2017, to Talent Wise.  On August 29, 2017, Moocon further partially redeemed the Bond by repaying a principal in the amount of $9,038,009, together with all interest accrued and unpaid thereon from the date of issuance of the Bond to August 29, 2017, to Talent Wise.
On October 10, 2017, Moocon redeemed the Bond in full.
Transfer Restrictions
The Founder Entities cannot directly or indirectly transfer an aggregate of 5,687,905 or more shares in the Issuer so long as the KKR CBPA Parties hold any shares in the Issuer acquired pursuant to the GS SPA or the IDG SPA, without the prior written consent of Talent Wise.
So long as the KKR CBPA Parties own not less than 3,413,132 shares in the Issuer, if the Founder Entities propose to transfer more than 50% of the shares in the Issuer held directly or indirectly by Mr. Han to a third party, they must provide notice of the proposed transfer and disclose a summary of the proposed transaction.  The KKR CBPA Parties then have the right but not the obligation to require the third party purchaser to purchase from the KKR CBPA Parties the same fraction of its shares as proposed to be transferred by the Founder Entities, at the same consideration and upon the same terms and conditions.  Should either of the KKR CBPA Parties choose to exercise said right, they are to notify the Founder entity proposing such transfer within 30 days of receiving notice of the proposed transfer.  If the third party purchaser then fails to purchase the KKR CBPA Parties’ shares in the Issuer, the Founder Entities are also prohibited from transferring their shares.
Under the CBPA, the KKR CBPA Parties may not transfer any of the Class A Ordinary Shares acquired pursuant to the GS SPA or the IDG SPA to certain entities without Mr. Han’s prior written consent, unless the shares are transferred through a public sale.
Observer Appointment
The CBPA grants the KKR CBPA Parties the right to appoint an observer to the board of directors of the Issuer, so long as they hold not less than 3,413,132 shares in the Issuer.  As of the date of the issuance and purchase of the Bond, Mr. Han is to use his commercially reasonable efforts to cause the observer to have the right to attend all meetings of the board of the Issuer and to cause the board of the Issuer to provide the observer with copies of all notices, minutes, consents and other materials and information that is provided to its directors, at the same time and in the same manner, to the extent permitted by law or any rule of any stock exchange on which any share of the Issuer is listed.
Devotement
Beginning from the date of the issuance and purchase of the Bond, Mr. Han is not to resign from his current positions as chairman of the board of directors and chief executive officer of the Issuer, and devote most of his time, attention and skill exclusively to the performance of his duties in the Issuer, so long as the KKR CBPA Parties hold not less than 1,365,252 shares in the Issuer.
Registration Rights Agreement
On July 17, 2015, Talent entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”) pursuant to which Talent and its affiliates have certain rights to require the Issuer to register any Class A Ordinary Shares that (i) are owned by Talent or any of its

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affiliates and were acquired from the GS Sellers or IDG pursuant to the GS SPA or the IDG SPA, as applicable, (ii) are indirectly owned by Talent or any of its affiliates through Moocon and were acquired from the GS Sellers or IDG pursuant to the GS SPA or the IDG SPA, as applicable, if Talent or any of its affiliates control Moocon or (iii) may be sold or disposed of by Talent or any of its affiliates after any charge under any Share Charge Agreement(defined below) becomes enforceable in accordance with its terms (the “Registrable Shares”) under the Securities Act of 1933, as amended (the “Securities Act”), subject to certain conditions.  Talent will be entitled to make three requests to register all or any part of the Registrable Shares held by Talent and its affiliates, subject to certain exceptions and conditions set forth in the Registration Rights Agreement.  Talent and its affiliates will also have certain “piggy-back” registration rights and Talent will have the right to request the Issuer to file a shelf registration statement under the Registration Rights Agreement.  The Issuer will bear all expenses relating to registration (subject to certain exceptions), other than underwriting discounts, commissions and fees, and certain other fees, and agrees to indemnify Talent and its affiliates against certain losses in connection with the registration.  The Issuer’s obligations with respect to the registration rights will terminate when all Registrable Shares could be sold without restriction under Rule 144(e) under the Securities Act within a ninety day period.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Original Schedule 13D is hereby amended by replacing them in their entirety with the following:
Exhibit A	Joint Filing Agreement dated June 22, 2015, by and among the Reporting Persons.
Exhibit B	Powers of Attorney
Exhibit C	Share Purchase Agreement dated June 13, 2015, by and among Talent, the GS Sellers, and Connion
Exhibit D	Share Purchase Agreement dated June 13, 2015, by and among Talent, the IDG Sellers, and Connion
Exhibit E	Convertible Bond Purchase Agreement dated July 14, 2015, by and among Talent, Talent Wise, Moocon and Mr. Han.
Exhibit F	Registration Rights Agreement dated July 17, 2015, by and between the Issuer and Talent.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 2017

Talent Fortune Investment Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

Talent Fortune Holdings Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR China Growth Fund L.P.
By: KKR Associates China Growth L.P., its General Partner
By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Associates China Growth L.P.
By: KKR China Growth Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR China Growth Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Fund Holdings L.P.
By: KKR Fund Holdings GP Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

[Signature Page to Schedule 13D Amendment No.3]

CUSIP No. G8675B 105	SCHEDULE 13D	Page 22 of 22

KKR Fund Holdings GP Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Group Holdings L.P.
By: KKR Group Limited, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR Group Limited

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Director

KKR & Co. L.P.
By: KKR Management LLC, its General Partner

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR Management LLC

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for William J. Janetschek, Chief Financial Officer

Henry R. Kravis

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for Henry R. Kravis

George R. Roberts

By:	/s/ Terence P. Gallagher
Name:	Terence P. Gallagher
Title:	Attorney-in-fact for George R. Roberts

[Signature Page to Schedule 13D Amendment No.3]